

Mail Stop 4628

October 18, 2017

<u>Via E-mail</u>
Ben M. Palmer
Chief Financial Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

> **Re: RPC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-08726**

Dear Mr. Palmer:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources